Exhibit 12.6

Illinois Power Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2005	2006	2007		2008		2009
Net income from continuing operations	$97,039	$56,659	$25,780		$4,970		$79,520
Add- Taxes based on income	65,171	37,246	15,341		4,746		53,070

Net income before income taxes	162,210	93,905	41,121		9,716		132,590
Add- fixed charges:
Interest on short-term and long-term debt	41,028	46,167	69,085	(1)	91,143	(1)	95,535	(1)
Estimated interest cost within rental expense	1,290	205	234		701		1,615
Amortization of net debt premium, discount, and expenses	2,315	3,537	8,454		8,922		4,209

Total fixed charges	44,633	49,909	77,773		100,766		101,359

Earnings available for fixed charges	206,843	143,814	118,894		110,482		233,949

Ratio of earnings to fixed charges	4.63	2.88	1.52		1.09		2.30

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	2,294	2,294	2,294		2,294		2,294
Adjustment to pretax basis	1,542	1,508	1,365		2,191		1,531

	3,836	3,802	3,659		4,485		3,825

Combined fixed charges and preferred stock dividend requirements	$48,469	$53,711	$81,432		$105,251		$105,184

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	4.26	2.67	1.46		1.04		2.22

(1)	Includes FIN 48 interest expense